

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2010

Noah J. Hanft
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 23, 2010**
> **File No. 001-32877**

Dear Mr. Hanft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1: Adopt the Company's Amended and Restated Certificate of Incorporation, page 6

1.   It appears that you should present each of these charter document changes as a separate item to be voted upon, with corresponding changes to the form of proxy card. Please advise or revise your filing accordingly. See Rule 14a-4(a).

2.   We note your statement that "[t]he following discussion does not purport to be complete and cover all aspects in which the Company's governance would differ from the governance provisions currently in effect." Please tell us whether your proxy statement discloses all material changes to your organizational documents. If it does not, please revise your filing accordingly.

Summary of Proposed Amendments to the Certificate of Incorporation, page 7

3.   Please revise your filing to expand your discussion of why you are taking each action. For example, it is unclear why you are seeking to remove the limitation prohibiting any person from beneficially owning more than 15% of the Class B common stock and to add a provision that allows a Member or Similar Person to hold shares of Class A Common Stock if such Member or Similar Person is the designated market maker on the NYSE for the Class A Common Stock. As another example, it is also unclear why you are deleting references to the non-voting advisor. See Item 19 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3503 with any questions.

Sincerely,

David L. Orlic
Staff Attorney